FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of January

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date January 20, 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 January 12, 2004

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Cambior
Noranda
Novicourt

LAUNCH OF NEW WEB SITE FOR VIRGINIA GOLD MINES AND UPCOMING DRILL CAMPAIGNS

Virginia Gold Mines (“Virginia”) is pleased to announce that its new, completely revised web site is now accessible. We invite you to visit this new site at www.virginia.qc.ca.

Drop in and learn about the latest news on projects, along with information on the gold market and on Quebec. Factual information such as press releases, publications, studies, analyst’s recommendations on Virginia, quarterly and annual reports, as well as various events that involve Virginia, are also available on the site.

By visiting the website you will find new recommendations on Virginia. eResearch an analyst firm in Toronto and a buy recommendation by Paul Van Eeden an independent investor, analyst and newsletter editor.On the home page, Virginia’s share price and the price of gold are displayed in real time. Press releases and articles on Virginia may be e-mailed to you directly by simply filling out the on-line form. We hope that you enjoy this new web site and we look forward to your comments.

Upcoming Drill Campaigns

Several drilling programs will take place during winter and spring of 2004 on six different projects namely: Poste Lemoyne Extension, MegaTEM, Gayot Lake, Eleonor, Corvet and Dom Showing. A minimun of 15,000 metres will be drilled during that period.

For further information: André Gaumond, President Amélie Laliberté, Investor Relations Tel: (800) 476-1853 -(418) 694-9832 Fax: (418) 694-9120 E-mail: mines@virginia.qc.ca Internet: www.virginia.qc.ca